January 8, 2020

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue
Suite 1650
Los Angeles, CA 90071

       Re: HyreCar Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response dated December 13, 2019
           File No. 001-38561

Dear Mr. Furnari:

        We have reviewed your December 13, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our November 21, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Insurance Reserve, page F-8

1. We note your response to our prior comment one. With respect to the cost of risks from the operation of vehicles on your platform, we understand you classify them as cost of revenues if you transfer the risk to others and as general and administrative expense if you retain the risk. Given that the nature of the costs are the same (insuring both the owner and the driver) regardless of whether you transfer or retain the risk, it is not clear why that should result in different income statement classification. Therefore, we believe you should classify the cost of risks from the operation of vehicles on your platform, whether
 Joseph Furnari
HyreCar Inc.
January 8, 2020
Page 2
         risk is transferred or retained, as cost of revenues in your statements of operations.
        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lyn
Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJoseph Furnari                                Sincerely,
Comapany NameHyreCar Inc.
                                                                Division of
Corporation Finance
January 8, 2020 Page 2                                          Office of Trade
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FirstName LastName